February 25, 2025

Via Edgar Transmission

Ms. Jenna Hough / Mr. Erin Jaskot

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Zenta Group Co Ltd Amendment No. 1 to Registration Statement on Form F-1 Filed February 7, 2025 File No. 333-284140

Dear Ms. Hough / Mr. Jaskot:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated February 20, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 1 to Form F-1 filed February 7, 2025

Prospectus Summary

Overview, page 1

1.	We note your revised disclosure pursuant to prior comment 5. Here and elsewhere as applicable, such as on page 64, please explain what you mean by the property markets are “under pressure” in Mainland China and Macau and how and why that impacted your industrial park consultation services. To the extent this represents a known trend or uncertainty that is reasonably likely to have a material impact on future operating results, please disclose this in an appropriate place in your registration statement. See Item 5.D. of Form 20-F.

Response: We respectfully advise the Staff that we have updated the disclosure in industry overview to provide statistics on how the Chinese and Macau property market were under pressure on page 59, and have amended the disclosures on pages 1, 24 and 64 to refer to cross reference to the industry overview page. We have also revised the disclosure to the risk factor on page 24 to discuss the market under pressure, as well as discussed Trend Information on page 52.

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Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com